Ref: PGC/ltop/adr0605


05009203

8 June 2005

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA


SEC MAIL PROCESSING
WASH. D.C.
SECTION

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 19 April to 8 June together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

SCHEDULE OF DOCUMENTS ISSUED
19 APRIL 2005 to 8 JUNE 2005

COMPANIES HOUSE FILINGS		
22 April 2005	-	Purchase of own shares
7 June 2005	-	Forms 288a re appointment of director
8 June 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
22 April 2005	-	Office of Fair Trade Prior Notice of Merger
29 April 2005	-	Argos OFT Fine
5 May 2005	-	Acquisition
13 May 2005	-	Withdrawal of Merger Notice
25 May 2005	-	GUS final results – 31 March 2005
1 June 2005	-	Director shareholding
2 June 2005	-	Director shareholding
2 June 2005	-	Director shareholding
6 June 2005	-	Director shareholding
7 June 2005	-	Director shareholding
7 June 2005	-	Director shareholding
7 June 2005	-	Director shareholding

8 JUNE 2005

Exemption No. 82 5017

GUS

Ref: chcorres.pgc.roc1690405

22 April 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ



GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Purchase of own shares

In connection with recent purchases of shares for holding in treasury, I enclose six Forms 169(1B) for filing.

Yours faithfully

Paul Cooper

Assistant Company Secretary

FORM 1



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering



Please do not write in the space below. For Inland Revenue use only.

Company Number	146575
Company Name in full	GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	500,000	300,000	250,000
Date(s) shares delivered to the company	7/3/05	8/3/05	9/3/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.316239	£9.346007	£9.288824
Minimum price paid	£9.316239	£9.346007	£9.288824

The aggregate amount paid by the company for the shares to which this return relates was:	£46,206,212.33
Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£

£ - p

Form 1	9,784,127.60
Form 2	9,712,789.85
Form 3	8,277,669.70
Form 4	8,191,085.15
Form 5	8,460,190.03
Form 6	1,780,350.00
	46,206,212.33

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 1/4/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Gunn, GUS plc;
The Works, 5 Union Street;
Manchester M12 4JD Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or **Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB** for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03



1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

FORM 2



169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	250,000	400,000	400,000
Date(s) shares delivered to the company	11/3/05	14/3/05	15/3/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.339675	£9.233719	£9.210959
Minimum price paid	£9.339675	£9.233719	£9.210959

The aggregate amount paid by the company for the shares to which this return relates was: £9,712,789.85 c/fwd to Form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See Form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 1/4/05



(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER ; GUS plc ;
THE WORKS ; 5 UNION STREET ;
MANCHESTER M12 4JD Tel 0870 830 4004
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

shares for holding in treasury

Form 3

169(1B)

Companies House
for the record

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	350,000	300,000	250,000
Date(s) shares delivered to the company	16/3/05	17/3/05	18/3/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.239064	£9.157599	£9.18687
Minimum price paid	£9.239064	£9.157599	£9.18687

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 8,277,069.70 c/fwd to form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £ See Form 1

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 1/4/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER, GUS plc,
ONE WOMENS, 5 UNION STREET
[illegible] M12 4JD Tel 0870 8364004
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

10/03

delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

shares for holding in treasury

Form 4



Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number of shares	350,000	300,000	250,000
Date(s) shares delivered to the company	21/3/05	22/3/05	23/3/05
For each share: Nominal value	£0.250	£0.250	£0.250
Maximum price paid	£9.196429	£9.035645	£9.046506
Minimum price paid	£9.196429	£9.035645	£9.046506

The aggregate amount paid by the company for the shares to which this return relates was: £8,191,085.15 c/fwd to Form 8

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See Form 8

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(8) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 1/4/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Cooper; GUS plc; The Works; 5 Union Street; Manchester M12 4JD Tel.

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

FORM 5

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	170,000	350,000	400,000
Date(s) shares delivered to the company	24/3/05	29/3/05	30/3/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.182059	£9.226400	£9.175
Minimum price paid	£9.182059	£9.226400	£9.175

The aggregate amount paid by the company for the shares to which this return relates was: £8,460,190.03 c/fwd to Form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See Form 1

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 1/4/05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL CURRAN, GUS PLC,
THE WORKS, 5 UNION STREET,
MANCHESTER M12 4JD Tel. 0870 850 4004
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

169(1B)

Companies House
for the record

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number	1105375
Company Name in full	GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	195,000		
Date(s) shares delivered to the company	31/3/05		
For each share: Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.13		
Minimum price paid	£9.13		

The aggregate amount paid by the company for the shares to which this return relates was: £ 1780350.00 c/fwd to form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 1/4/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Coupar; GUS plc,
The Works; 5 Union Street,
Manchester M12 4JD Tel. 0870 830 4004
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

10/03

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Incorporation no 32 5017

GUS

Ref: chcorres.pgc.dir0605

7 June 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH, D.C.
192
SECTION

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Resubmission of rejected Form 288a

Further to your recent letter (under reference 336/1441/05/John Coombe), I now enclose a replacement form 288a in respect of John's appointment to the Board of GUS plc.

Yours faithfully

Paul Cooper

Assistant Company Secretary


Companies House
for the record

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000


SEC MAIL
RECEIVED
PROCESSING
JUN 2 0 2005
WASH, D.C.
192
SECTION

Company Number 146575

Company Name in full GUS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	01	04	2005	†Date of Birth	17	03	1945

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title MR *Honours etc

Forename(s) JOHN DAVID

Surname COOMBE

Previous Forename(s) Previous Surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

†† Usual residential address c/o GUS PLC, ONE STANHOPE GATE

Post town LONDON Postcode W1K 1AF

County / Region Country ENGLAND

†Nationality BRITISH †Business occupation DIRECTOR

†Other directorships (additional space overleaf) P.T.O.

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 16.05.05

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 16.05.05.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER; GUS PLC; THE WORKS;
5 UNION STREET; MANCHESTER
M12 4JD Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002

John Coombe: Directorships in the past five years

Clarges Pharmaceuticals Trustees Limited

Edinburgh Pharmaceutical Industries Limited

Glaxo Group Limited

Glaxo Investments (UK) Limited

Glaxo Trustees Limited

Glaxo Venture Limited

GlaxoSmithKline Export Limited

Glaxo Wellcome Holdings Limited

GlaxoSmithKline Pharmaceuticals Limited

GlaxoSmithKline plc

GlaxoSmithKline Services Unlimited

GlaxoSmithKline Vehicle Finance Limited

GUS plc

HSBC Holdings plc

SmithKline Beecham Properties Limited

The Wellcome Foundation Investment Company Limited

The Wellcome Foundation Limited

Wellcome Limited

GUS

Ref: chcorres.pgc.roc88(2)s

8 June 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel. 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH, D.C.
192

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS


SEC MAIL
RECEIVED
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JUN 2 0 2005
WASH, D.C.
192
SECTION

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,888		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	~~£6.13~~ £6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

②

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	21	4	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	43	121	3,308
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	384p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	164
UK Postcode	EC2R 7AN		
Name	Mr Ramesh Mistry	Class of shares Allotted	Number allotted
Address	19 Crownsmead, Off Ladybridge Drive, Northampton, Northamptonshire.	Ordinary	3,308
UK Postcode	NN4 9XP		
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address		TOTAL	3,472
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________________ Date 8 June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

(3)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	751	72	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	508p	648p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Cazenove Nominees Limited SAD A/C Address - 20 Moorgate London EC2R 6DA	Class of shares Allotted	Number allotted
	ORDINARY	823

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  **Date** 7 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, James Hodges Tel 01903 833487
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

(4)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	154		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Stuart Gordon Martinsons	Class of shares allotted	Number allotted
Address	32 Avon Gardens, West Bridgford, Nottingham, Nottinghamshire.	Ordinary	154
UK Postcode	NG2 6BP		
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares Allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________________ Date 8 June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	11	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	323		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED SDFD ACCOUNT Address 12 TOKENHOUSE YARD LONDON UK Postcode EC2R 7AN	Class of shares allotted ORDINARY	Number allotted 323
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________________ **Date** 8 June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,381	809	100
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	242		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Companies house receipt date barcode

This form has been provided free of

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
26	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,785	1,611	714
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2



Signed ________________ **Date** 8 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	103		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	12 TOKENHOUSE YARD, LONDON.	ORDINARY	3,738
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	ORDINARY	2,475
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	6,213
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed ______________________ **Date** 8 June 2005

A ~~director~~ / secretary / administrator / administrative receiver / receiver manager / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

GUS plc Sharesave Scheme - Early Exercise of Options
Attachment to Form 88(2) dated 8 June 2005

Title	Forename(s)	Surname	Address			Postcode	Shares Exercised
MRS	WENDY	BENTHAM	31 HERTFORD DRIVE	TYLDESLEY	MANCHESTER	M29 8LU	135
MRS	SHARON	CHARNOCK	8 HANLEY CLOSE	WIDNES	CHESHIRE	WA8 8EN	676
MR	GEORGE H	JOHNSON	29 BLUNDELL RD	WIDNES	CHESHIRE	WA8 8SS	676
MRS	SHEILA ELIZABETH	SARON	55 RUSHFIELD CRESCENT	BROOKVALE	RUNCORN	CHESHIRE	312
MRS	ROSALIND	TOWNS	54 SOMERVILLE ROAD	WIDNES	CHESHIRE	WA8 8EQ	676
							2,475

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day 27	Month 05	Year 2005	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,929		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Companies house receipt date barcode

This form has been provided free of

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,393	1,326	1,450
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2



Signed ______________________ **Date** 8 June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	372		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	648p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	CAZENOVE NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	12 TOKENHOUSE YARD, LONDON.	ORDINARY	1,843
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	ORDINARY	3,698
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed ______________________ **Date** 8 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Attachment to form 88(2) dated 8 June 2005

SHARES ALLOTTED

COMPANY: **G.U.S. PLC**

SECURITY: **ORDINARY SHARES OF 25 PENCE**

ALLOTMENT DATE :

Title	Forename(s)	Surname	Address				Shares Allotted
MR	DAVID JOSEPH PETER	CROSSLEY	2 ANDERSON CLOSE	RAINHILL	PRESCOT	L35 6PS	676
MRS	FRANCES	EVERARD	8 WHERNSIDE	HOUGH GREEN	WIDNES	WA8 4YW	1209
MRS	DAPHNE	GALLAGHER	5 NETHERFIELD	WIDNES	CHESHIRE	WA8 8BU	212
MRS	SANDRA	NAYLOR	71 LYTON CRESENT	WIDNES	CHESHIRE	WA8 7NT	768
MRS	LORRAINE	O'CALLAGHAN	27 HANDLEY ROAD	DITTON	WIDNES	WA8 8EW	338
MRS	LESLEY	RANDLES	28 GUERNSEY RD	WIDNES	CHESHIRE	WA8 3YH	266
MRS	JOANNE MARIE	SPRUCE	237 LIVERPOOL RD	WIDNES	CHESHIRE	WA8 7HL	229
Number of Accounts:		7					**3,698**

Exemption number 82-5017

RNS announcements

Office of Fair Trade Prior Notice of Merger

RNS Number:4104L
22 April 2005

ENTERPRISE ACT 2002 - PRIOR NOTICE OF MERGERS

The OFT gives notice under Section 99(1) of the Enterprise Act 2002 (the Act) that a Merger Notice has been given under Section 96 of the Act in respect of proposed arrangements for:

Anticipated acquisition by GUS Plc of part of the Index business of Littlewoods Limited

The period for considering this Notice will expire on 20 May 2005 unless extended by the OFT under Section 97(2) of the Act.

Affected sector: Retail.

Representations about the anticipated merger may be made by 6 May 2005 to:

Ms R Reumerman
OFT
Mergers Branch
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
192
SECTION

Exemption number 82-5017

REG-GUS PLC Argos OFT Fine Released

RNS Number:7357L

29 April 2005


WASH. D.C.
SECTION

GUS plc
Argos OFT fine

Argos is disappointed with the Competition Appeal Tribunal's judgment on the penalty. Argos continues to maintain vigorously its innocence and will be seeking leave to appeal against what we believe to be an unfair decision. We do not believe that the OFT has proved its case.

The toy market in the UK is very price competitive and Argos, as the number one player in the market, prides itself on the great value of its offer. Argos is committed to providing choice, value and convenience across all its ranges and for all customers.

A provision of about £16m to cover the fine and associated interest costs is being made in the year to 31 March 2005 and charged against the operating profit of Argos.

Enquiries

GUS
David Tyler Finance Director 020 7495 0070
Stuart Ford Investor Relations Manager

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

Exemption number 82-5017

RNS announcements

REG-GUS PLC Acquisition Released: 05/05/2005

RNS Number:9070L
GUS PLC
05 May 2005

GUS plc
Acquisition of LowerMyBills.com by Experian for $330m plus earn-out

GUS plc, the retail and business services group, today announces that Experian has acquired 100% of the share capital of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the United States. The purchase price is $330m, plus a maximum performance-related earn-out of $50m over the next two years. The acquisition is being funded from GUS' existing banking facilities.

LowerMyBills.com is complementary to Experian's existing direct-to-consumer activities and operates in large, fast-growing markets. The acquisition is expected comfortably to exceed GUS' financial target of generating a double-digit post-tax return on investment over time and is immediately accretive to earnings.

Don Robert, Chief Executive Officer of Experian, commented:

"This acquisition represents a step-change in building Experian's direct-to-consumer activities. With LowerMyBills.com, we will now assist consumers in making the most cost-effective financial services decisions, while also providing our lender clients with high-quality leads for new borrowers. The strategic fit could not be better and we are delighted to welcome the talented people of LowerMyBills.com to Experian."

Enquiries

GUS
David Tyler   Finance Director   020 7495 0070
Fay Dodds   Director of Investor Relations

Finsbury
Rupert Younger   020 7251 3801
Rollo Head

Exemption number 82-5017

RNS announcements

REG-Office of Fair Trade Withdrawal of Merger Notice Released: 13/05/2005

RNS Number:2706M
Office of Fair Trading

Withdrawal of Merger Notice:

The anticipated acquisition by GUS PLC of part of the Index business of Littlewoods Limited

The applicant has now withdrawn their merger notice in relation to the above merger. The OFT will continue to consider the merger under the procedure for informal submissions.

Exemption No
82 5011

25 May 2005

GUS plc
Preliminary Results For
Year Ended 31 March 2005

Strong financial performance

- **10% increase in profit** before amortisation of goodwill, exceptional items and taxation* to £910m (2004: £827m)
- **Profit before tax** increased to £693m (2004: £692m)
- **5% increase in basic earnings per share** before amortisation of goodwill and exceptional items* to 63.8p (2004: 60.7p)
- **Basic earnings per share** 42.3p (2004: 47.4p)
- **9% increase in full year dividend** to 29.5p (2004: 27.0p)
- **10.3% post-tax return on capital** (2004: 10.2%)

Record profits again at Argos Retail Group, Experian and Burberry

- **ARG**: sales up 7% and profit up 10% before one-off charges*
- **Experian**: sales up 18% and profit up 16% for continuing activities at constant exchange rates
- **Burberry**: sales up 10% and profit up 21% at constant exchange rates

Further initiatives to enhance shareholder value

- **Lewis**: sold remaining stake
- **Burberry**: demerger later in year
- **ARG and Experian: -** driving sustainable growth is key
  - future separation

* One-off charges have been made covering the Argos OFT fine (£16.2m) and Homebase reorganisation costs (£18.3m). Excluding these one-off charges, Group PBT was £945m (up 14%) and basic EPS before amortisation of goodwill and exceptional items was 66.2p (up 9%).

Sir Victor Blank, Chairman of GUS, commented:

"The Board has drawn its conclusions from the strategic review about future group structure and has started to take actions accordingly. It recognises that there is no strategic logic in maintaining ARG, Experian and Burberry within the same group in the long term. While the separation of ARG and Experian will be undertaken at the right time in the future, the Board has decided that it is appropriate to demerge Burberry later this year to give our investors a direct interest in Burberry's exciting future."

John Peace, Chief Executive of GUS, commented:

"We are delighted with the progress made again at GUS during the year, especially as this is the fourth year of double-digit growth. Once again all three of our main businesses have achieved record profits in 2005. Looking forward, the UK retail environment remains very challenging but we are confident that our businesses have clear strategies to deliver long-term sustainable growth, supported by continuing investment."

Enquiries

GUS

John Peace	Group Chief Executive	020 7495 0070
David Tyler	Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

There will be a presentation today at 9.30am to analysts and investors at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. The presentation can be viewed live on the GUS website at www.gusplc.com. The supporting slides and an indexed replay will also be available there later in the day.

There will be a conference call to discuss the results at 3.00pm today (UK time), with a recording available later on the website. All relevant GUS, Burberry and Lewis Group announcements are also available on www.gusplc.com.

The restatement of these preliminary results under International Financial Reporting Standards will be published on 14 June 2005. GUS will hold its AGM and issue its First Quarter Trading Update on 20 July 2005.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

Any shares to be distributed in the proposed demerger have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States absent registration under the Securities Act or an exemption from registration. No public offering of such shares will be made in the United States.

GROUP STRATEGY

Introduction

In May 2004, the Board of GUS stated that it believed that there was further scope to increase shareholder value significantly, building on its track record of success in the previous four years. It stated it would:

- continue to invest in its three main businesses and drive profit growth;
- initiate a share buyback programme of about £200m over the next twelve months; and
- actively review all strategic options over the next two years, in order to create further value for our shareholders.

Progress in 2005

During the last financial year, GUS has continued to deliver against these initiatives:

- Group profit before amortisation of goodwill, exceptional items and taxation increased by 10%, with each of our three main businesses generating record profits;
- we have invested over £650m in these businesses, through a combination of capital expenditure of £390m, an increase of £89m in the ARG Financial Services loan book and 27 acquisitions for Experian at a total cost of £181m;
- we have completed the £200m share buyback, purchasing 22m shares at an average price of 897p. This is in addition to the proposed full year dividend of £293m (29.5p per share); and
- we have undertaken a detailed analysis of the Group and its main businesses in a number of areas:
    - the likely future developments in each of the markets in which we operate;
    - the future growth plans and investment requirements of our businesses;
    - the equity market's valuation of the Group;
    - the advantages and disadvantages of various ownership structures; and
    - the views of our investors and senior management.

Update on Strategic Review

This review has reinforced our belief that GUS has businesses with above average growth potential, which are capable of leadership positions in their respective markets. As discussed later, each business has a clear strategy to deliver sustainable growth.

The Board has also drawn its conclusions about future Group structure from the review and has started to take actions accordingly. These include:

Sale of Lewis Group stake

A placing of GUS' remaining 50% stake in Lewis took place successfully last week, raising about £140m. This brings the total net proceeds from selling 100% of Lewis to £245m.

Burberry Group plc
The Board has decided to demerge the remaining 66% stake in Burberry to GUS shareholders by way of a dividend in specie later this year. This will be subject to shareholder approval and will be accompanied by a GUS share consolidation exercise.

ARG and Experian
The Board has also concluded that, at the right time, shareholder value is likely to be further enhanced by a separation of ARG and Experian.

But it believes that at this stage both businesses will benefit from further investment and support as part of GUS. We will continue to focus on driving sustainable growth in ARG and Experian as we have in recent years. The Board firmly believes that this is the key driver of long-term value creation for shareholders.

The restructuring will be undertaken at a time and in a manner that benefits our businesses, minimises disruption and is in the long-term interests of our shareholders.

GROUP FINANCIAL HIGHLIGHTS

Sales from continuing operations up 7% to £7.6bn

An increase of 10% to £910m of profit before amortisation of goodwill, exceptional items and taxation. Profit rose 14% to £945m before the one-off charges for the Argos OFT fine and Homebase reorganisation costs. Foreign exchange movements reduced profit by £18m during the year.

An increase of 5% to 63.8p in earnings per share before amortisation of goodwill and exceptional items. It rose 9% to 66.2p before the ARG one-off charges. Minority interests were £49m (2004: £27m), reflecting the partial IPO of Lewis in September 2004 (£10m), the sale of a further stake in Burberry in November 2003 (£5m) and strong profit growth in both businesses.

An effective tax rate of 24.3%, based on profit before amortisation of goodwill and before profits and losses on sale of businesses (2004: 23.4%). For 2006, we expect the tax rate to increase by about 2% under UK GAAP.

Net debt increased to £1.4bn at 31 March 2005, up from £1.2bn a year ago, reflecting strong operating cash flow, the £200m GUS share buyback and a £76m special pension contribution. An analysis of cash flow by division is given in Appendix 1.

Final dividend of 20.5p proposed, making 29.5p for the full year (2004: 27.0p). Dividend cover is 2.16 times on EPS of 63.8p.

12 months to 31 March	Sales		Profit	
	2005 £m	2004 £m	2005 £m	2004 £m
Argos Retail Group[1]	5,535	5,162	421.5	415.5
Experian	1,362	1,286	318.3	282.2
Burberry	715	676	165.7	141.2
Central activities	(12)	(5)	(24.1)	(19.9)
Continuing operations	**7,600**	**7,119**	**881.4**	**819.0**
Discontinued operations[2]	187	429	55.4	61.5
Total	**7,787**	**7,548**	**936.8**	**880.5**
Net interest			(26.4)	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	**826.6**
Amortisation of goodwill			(207.3)	(192.6)
Exceptional items			(10.0)	58.3
Profit before taxation			**693.1**	**692.3**
EPS before amortisation of goodwill and exceptional items			**63.8p**	**60.7p**
Reported basic EPS			**42.3p**	**47.4p**

The profit figure shown against each business above is operating profit, defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used in each table in this preliminary announcement.

1 2005 operating profit at ARG is after the one-off charges of £16.2m for the Argos OFT fine and £18.3m for Homebase reorganisation costs.

2 Discontinued operations include sales from Lewis and Home shopping and Reality and operating profit from Lewis and Property.

ARGOS RETAIL GROUP (ARG)

Sales up 7% to £5.5bn and profit up 10% to £456m, with operating margin up at both Argos and Homebase

Argos continued to outperform its market, with like-for-like sales growth of 3% and an improved gross margin

Homebase gained market share, with like-for-like sales growth of 3% and an improved gross margin

Moving forward there will be continued investment in ARG despite challenging trading conditions:

- **increase in planned size of chain at both Argos and Homebase;**
- **national roll out of Argos Extra in July 2005;**
- **Furniture Direct into all Homebase stores by November 2005.**

	Sales		Operating profit	
12 months to 31 March	**2005 £m**	**2004 £m**	**2005 £m**	**2004 £m**
Argos	3,652	3,384	325.8	297.4
Homebase[1]	1,580	1,483	110.1	102.2
Financial Services	81	60	0.2	(5.5)
Wehkamp	222	235	19.9	21.4
Sub-total	**5,535**	**5,162**	**456.0**	**415.5**
Argos – charge for OFT fine	-	-	(16.2)	-
Homebase – charge for reorganisation costs	-	-	(18.3)	-
Total reported	5,535	5,162	421.5	415.5
Operating margin[2]			8.2%	8.0%
Operating cash flow			54	44

1 Homebase sales and profit for 12 months to 28 February
2 Excluding one-off charges for Argos OFT fine and Homebase reorganisation costs

ARG is focused principally on selling general merchandise in the UK. It has a multi-brand, multi-channel offer, supported where appropriate by a central infrastructure in areas such as sourcing and supplier management, multi-channel ordering, home delivery and financial services.

Consumer spending in the UK has slowed sharply in recent months. ARG believes that this has resulted in a decline on a like-for-like basis in the non-food, non-clothing market. It is planning on the assumption that this trend in the market continues. At the same time, retailers are facing higher cost inflation in areas such as rates, wages and energy costs. Clearly Argos and Homebase are not immune from this downturn in demand or these cost pressures.

In the current environment, ARG will continue to control costs robustly and drive productivity to help offset underlying cost inflation. It will also continue to invest in its key initiatives, outlined below, which support the delivery of sustainable growth over the longer term.

ARG

- delivering supply chain gains across ARG, with total benefits from the integration of Homebase expected to double to £40m by March 2006; and
- continuing to invest in the infrastructure required to support future growth.

Argos

- rolling out Argos Extra to all stores with the launch of the Autumn/Winter catalogue in July 2005;
- converting and integrating the 33 acquired Index stores; and
- extending the store chain to in excess of 750 stores over the next four years.

Homebase

- extending the store chain to around 350 stores over the next four years;
- nationally launching Furniture Direct during 2006, leveraging the ARG infrastructure; and
- adding at least 20 more mezzanines into existing stores in 2006.

One-off charges

As previously announced, the Competition Appeal Tribunal has recently ruled on the fine imposed on Argos by the Office of Fair Trading two years ago. Argos is disappointed with the judgment and continues to maintain vigorously its innocence. It is seeking leave to appeal what it believes to be an unfair decision. A charge of £16.2m to cover the fine and the associated interest costs has been made against Argos' operating profit in 2005.

As previously announced, ARG is planning to move a number of Homebase functions currently based in Wallington, Surrey to its head office in Milton Keynes. This relates to about 500 Homebase employees, including the merchandising and buying functions. The costs of this move have been estimated at £18.3m and have been charged against Homebase's operating profit in 2005.

Argos

12 months to 31 March	2005 £m	2004 £m	Growth
Sales	**3,652**	**3,384**	**8%**
Total growth	*8%*	*12%*	
Like-for-like growth	*3%*	*5%*	
Operating profit	**325.8**	**297.4**	**10%**
Charge for OFT fine	(16.2)	-	
Total reported	309.6	297.4	
Operating margin[1]	8.9%	8.8%	
At 31 March			
Number of stores	592	556	
Of which: Argos Extra stores	179	75	

1 Excluding one-off charge for the OFT fine

In an increasingly competitive general merchandise market, Argos continues to grow share by winning a higher proportion of customers' spend by offering them the most compelling combination of choice, value and convenience.

Operational review

Following a successful trial, customers will be offered improved choice through the roll out of Argos Extra to all stores and channels with the launch of the Autumn/Winter catalogue in July 2005. Argos Extra has over 4,000 more lines than the main catalogue's 13,300 and was available in 179 stores at the year end. Of these, 128 stocked-in the additional lines and 51 offered customers the option to order-in the extended range for later collection. The extended leisure, storage and lighting ranges sold well during the year.

In July 2005, Argos Extra will be made available in all stores. Approximately 160 stores will stock-in the additional lines, with the remaining stores offering the order-in facility. Argos Extra will also be available over the Internet and for home delivery anywhere in the UK. New system developments, such as text message notification that products are available in store for collection, will also provide customers with greater convenience.

To date, the Argos Extra stocked-in stores have delivered high single-digit percentage sales uplifts, with lower increases at ordered-in stores. The national roll out of Argos Extra is expected to add 2-3% to sales in its first full year, as consumers become more aware of the extended ranges. This initiative is a clear example of how Argos can generate returns on investment well above its hurdle rate.

Argos continues to offer customers lower prices. Prices on re-included lines in the current Spring/Summer catalogue are 6% lower than last year supported by supply chain benefits and the movement in the US dollar. Direct importing now accounts for about 25% of sales compared to 16% two years ago. During the year, Argos also launched a "non stop price drop" campaign, reinforcing to consumers its commitment to reduce prices during the life of the catalogue.

Argos expects to add around 35 stores per annum over the next four years, bringing the total to over 750 stores by March 2009. It has already successfully expanded the chain into more out-of-town locations (with 152 stores currently being on retail parks). This allows it to move into more catchments that can support a second or third Argos store. Argos has also enhanced its ability to open stores in smaller market towns, as range expansion enables it to take a higher share of spend in these catchments. Argos also plans nearly to double its presence in Ireland over the next four years from the current 22 stores.

At the year-end, Argos had 592 stores. It plans to open around 35 stores in 2006. This is in addition to 33 Index stores, which will be purchased for £44m in July 2005. Argos expects these stores to start trading by October 2005 after which they should add 2-3% to total Argos sales in their first full year of operation.

Argos continues to invest in improving the convenience of its offer for customers. It enables customers to order or reserve goods in stores, by phone or on the Internet, for delivery to store or to home. Argos Direct, the delivery to home operation, grew sales by 18% and accounted for 22% of revenue in 2005. Internet orders for direct delivery to home grew by 37% during the year, accounting for 5% of Argos' sales. A further 8% of total sales were reserved by customers, either by phone, Internet or text message, for later collection in-store.

Work is almost complete on the new delivery to home warehouse in Faverdale, Darlington due to open in July 2005. This is Argos' third dedicated warehouse supporting the home delivery of large items which are not available in store, such as furniture and white goods.

Financial review

In the year to 31 March 2005, Argos again outperformed its market. It grew its total sales by 8% and increased its gross margin, leading to a 10% increase in operating profit (before the one-off charge for the OFT fine). Against an environment of weakening retail demand, sales and profit growth slowed in the second half. Sales growth was 13% in H1 slowing to 5% in H2, while profit growth declined from 16% in H1 to 7% in H2.

New stores continue to trade well and contributed 5% to sales growth in the year. Like-for-like sales growth was 3%. There were strong performances from consumer electronics, digital products and leisure throughout the year. However, the rate of growth in sales of furniture and white goods slowed in the fourth quarter.

Operating profit in the year grew by 10%, reflecting the level of sales growth, a slightly improved gross margin and continued investment in future growth initiatives, such as Argos Extra and the infrastructure. As outlined above, this investment will continue in the current financial year in areas such as infrastructure and the transitional costs relating to the acquired Index stores. The latter will reduce profits by about £8m in the first half.

Homebase

12 months to 28 February	2005 £m	2004 £m	Growth
Sales	**1,580**	**1,483**	**7%**
Total growth[1]	*6%*	*5%*	
Like-for-like growth[1]	*3%*	*3%*	
Operating profit	**110.1**	**102.2**	**8%**
Charge for reorganisation costs	(18.3)	-	
Total reported	91.8	102.2	
Operating margin[2]	7.0%	6.9%	
At 28 February			
Number of stores	287	278	
Of which: number with mezzanine floor	111	67	

1 Total and like-for-like growth for 2005 excludes 29 February 2004
2 Excluding one-off charge for reorganisation costs

Within a competitive market, Homebase is being repositioned as the UK's leading home enhancement retailer. The key strategic priorities remain unchanged, being to:

- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

Operational review

Homebase continues to improve the in-store experience for its customers, driving market share gains. Actions to improve customer service, stock availability and retailing basics have continued during the year with positive feedback from customers. Stock availability has been improved through close monitoring of key lines and out of stocks. Range reviews have been undertaken in areas such as paint, tiling and lighting, driving encouraging sales gains. A new advertising campaign was launched in early March, supporting the Homebase differentiated proposition and value position. It also forms the basis for a consistent style across all marketing activity.

Homebase expects to add around 15 stores per annum over the next four years, bringing the total to about 350 stores by March 2009. New stores continue to perform well, giving a payback on investment well above the hurdle rate. Homebase sees longer-term potential for around 450 stores given this strong financial performance and its greater confidence in the improved format and service offer.

Homebase had 287 stores at the year-end, having opened a net nine stores during the year. It plans to open a net 13 stores in 2006, being a mix of traditional and smaller stores.

The most recent mezzanine formats are delivering improved sales uplifts, well above the 15% generated by earlier trials. They offer improved store layout, better lit mezzanines, enhanced fixtures and improved internal and external signage. Examples can be seen at Telford, Finchley Road (London) and Banbury.

A total of 111 stores had mezzanine floors at February 2005, an increase of 44 in the year. In 2006, Homebase plans to add at least another 20 mezzanine floors to existing stores and open most of its 13 net new stores with mezzanines. This is in addition to all the work involved with the national roll-out of Furniture Direct in the same period.

Homebase will continue to benefit from leveraging the scale and expertise of ARG, in both sourcing and infrastructure. During the year, Homebase has seen benefits from value engineering and terms harmonisation in areas such as garden power, garden furniture, power tools, bathrooms, lighting and flooring. Homebase has also been able to use the established ARG infrastructure to increase rapidly the proportion of goods directly imported. This now stands at 21% of sales, compared to 8% at the time of acquisition in late 2002.

The trial of the Furniture Direct catalogue, which uses the ARG infrastructure to home deliver furniture and home furnishings sourced from both the Homebase and Argos ranges, has been successful in improving sales densities. Product displays are in 20 Homebase stores currently, with nine further stores offering the catalogue only. By November 2005, an additional 115 stores will display products, with catalogues available in all remaining stores. Homebase has also recently launched a transactional website, selling products from the Argos range, and is testing Appliances Direct, a catalogue offering white goods again from the Argos range, in 29 stores.

Financial review

In the year to 28 February 2005, against a weakening retail environment, Homebase gained share in the DIY market, increased total sales by 6% and improved its gross margin slightly.

In the year, new stores contributed 3% to total sales growth. Like-for-like sales growth of 3% was aided by the performance of mezzanines and big ticket items.

Operating profit, before reorganisation costs, increased by 8%, reflecting the sales increase and gross margin improvement, partially offset by continued investment in mezzanines.

ARG Financial Services (ARG FS)

12 months to 31 March	2005 £m	2004 £m
Sales	**81**	**60**
Profit before funding costs	18.6	6.8
Funding costs	(18.4)	(12.3)
Operating profit/(loss)	**0.2**	**(5.5)**
At 31 March		
Gross loan book	463	374
Number of active store card holders (000s)	887	765

ARG FS works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales, while retaining the maximum possible profit from the transaction within ARG. It offers store cards (providing both revolving and promotional credit) and a range of insurance products.

ARG FS loan book grew by 24% or £89m in the year, reflecting mainly store card growth. The Argos store card funded 9% of Argos' sales in 2005, with continued growth in the active card base. The Homebase store card, which was launched in October 2003, funded 3% of Homebase's sales. Credit sales helped to drive big ticket purchases in particular, with customers taking advantage of strong promotional credit offers, such as "buy now pay later". Due to the competitive nature of the market, ARG FS has currently stopped offering new personal loans. Despite this, continued momentum in store cards is expected to drive the gross loan book to around £500m by March 2006.

ARG FS achieved a break even position for the first time in 2005, as interest income from growth in the loan books increased. This has been offset to some extent by higher borrowing costs, which have not been passed on to customers, together with additional bad debt costs.

Wehkamp

12 months to 31 March	2005 £m	2004 £m	Change at constant FX
Sales	**222**	**235**	**(4%)**
Operating profit	**19.9**	**21.4**	**(6%)**
Operating margin	9.0%	9.1%	

Sales at Wehkamp, the leading home shopping brand in Holland, declined by 4% at constant exchange rates. This reflects the weakening retail environment in Holland throughout the year. Operating profit was 6% lower in euros, driven primarily by the sales reduction.

EXPERIAN

Sales up 18% and profit up 16% for continuing activities at constant exchange rates

Third consecutive year of double-digit sales and profit growth

Third consecutive year of excellent cash generation, with 97% of operating profit converted into operating cash flow

Benefiting from balance in the business portfolio – breadth of product offer and global reach

Successful integration of acquisitions yielding expected synergies and accelerating growth across the portfolio; LowerMyBills.com is a step-change for direct-to-consumer activities

12 months to 31 March	**Sales**		**Operating profit**	
	2005 £m	**2004 £m**	**2005 £m**	**2004 £m**
Experian North America	724	665	188.2	181.2
Experian International	620	532	128.6	107.3
Total continuing activities	**1,344**	**1,197**	**316.8**	**288.5**
% growth at constant FX	*18%*	*14%*	*16%*	*20%*
Discontinued activities	18	89	1.5	1.5
Closure costs	-	-	-	(7.8)
Total reported	**1,362**	**1,286**	**318.3**	**282.2**
Operating margin – excluding FARES			21.0%	21.0%
– including FARES			23.6%	24.1%
Operating cash flow			309	298

Notes (relevant to all Experian tables):
Additional information on Experian is given in Appendix 2. Experian is now reporting the sales of its Interactive operations separately. This includes Consumer Direct, MetaReward, Affiliate Fuel and LowerMyBills.com.
Full details of discontinued activities are given in Appendix 3.
Operating margin is for continuing activities only. For FARES, the 20%-owned real estate information associate, Experian reports its share of FARES profits but not sales.

Experian is a global leader in providing information solutions to organisations and consumers. It helps organisations find, develop and manage profitable customer relationships by providing information, decision-making solutions and processing services. It has over 50,000 clients in more than 60 countries.

Experian is the clear global leader in its sector and is uniquely positioned to benefit from the key drivers of long-term growth, including expansion in:

- credit and card usage;
- emerging markets such as Eastern Europe and Asia Pacific;
- fraud prevention;
- multi-channel marketing;
- vertical markets such as automotive and government; and
- the direct-to-consumer market. Experian's newly formed Interactive operation offers a wide range of products that assist consumers in managing the financial aspects of key life events, such as buying a home. Following the acquisition in May 2005 of LowerMyBills.com, a leading online generator of mortgage and other loan application leads in the United States, Experian Interactive now accounts for about 30% of Experian North America sales on a pro forma basis.

Experian has a clear strategy to capitalise on these opportunities by:

Building on its core businesses. Experian has continued to win contracts across its businesses and around the world. These include application processing for a number of financial institutions in the US, a multi-year deal in support of a UK government agency to provide authentication services and customer management solutions for Brazil's largest state-owned bank. It has also been successful in moving into emerging markets. In the last twelve months, Experian has prepared to open the first credit bureau in Russia as a joint venture, worked with the leading Korean credit bureau to introduce value-added solutions to the market and extended its consumer classification system (MOSAIC) to countries including Japan and China.

Selling new value-added solutions. Experian continues to invest heavily in new products. For example, its new application fraud prevention system, Hunter II, has been successfully implemented in its first customer and has won numerous other contracts globally in countries such as Korea, Russia and the UK.

Growing by targeted acquisitions. The ability of Experian to identify, acquire and integrate businesses is a core competency. Experian can often accelerate the growth of the acquired company by creating product synergies and cross-selling to the combined client base. In the year to 31 March 2005, 16 acquisitions and 11 affiliate credit bureaux purchases were completed for a combined investment of £181m. Together, these are performing ahead of plan and are expected to generate post-tax double-digit returns over time.

During the year, Experian made significant investments in infrastructure, including the opening of a new UK data centre and new technology platforms for improved access to US credit, consumer marketing and business-to-business marketing data. The new global management structure announced in February 2005 is also enabling Experian to reinforce its position as the leading global player in its markets. It is now better able to support multi-national clients and develop global products and solutions, while focusing on the needs of each local market.

Experian North America

12 months to 31 March	2005 £m	2004 £m	Growth at constant FX
Sales			
- Continuing activities	**724**	**665**	**19%**
- Discontinued activities	-	38	na
- Total reported	724	703	12%
Operating profit			
- Direct business	153.7	143.9	16%
- FARES	34.5	37.3	1%
- Continuing activities	**188.2**	**181.2**	**13%**
- Discontinued activities	-	(1.6)	na
- Total reported	188.2	179.6	14%
Operating margin			
- excluding FARES	21.2%	21.6%	
- including FARES	26.0%	27.2%	

Two small businesses (NuEdge and Real Estate Solutions) were sold during the second half of the year. These will be treated as discontinued activities from 1 April 2005. Full details are given in Appendix 3.

In the year to 31 March 2005, Experian North America delivered another good financial performance across all businesses, demonstrating the strength of its broad product mix and its distribution capabilities.

Operational review

Sales from continuing activities increased by 19% in dollars. Corporate acquisitions generated 8% of this growth, with 11% organic growth. This was achieved despite a 3% impact from lower sales to the mortgage sector.

Credit Information and Solutions together grew sales by 5% excluding acquisitions. Growth was driven by new products such as triggers (automatic alerts to changes in consumers' credit behaviour), which gained strong market adoption. Sales also benefited from improved delivery platforms and by share gains in Credit Information in under-penetrated sectors such as credit unions, telecommunications and collections. A further 11 small affiliate bureaux were purchased during the year, bringing the total to 32 at a combined cost of $191m.

Marketing Information and Solutions together grew sales by 6% excluding acquisitions. There has been a general recovery in direct marketing, aiding sales of consumer marketing lists as well as automotive and business marketing information. In line with market trends, Marketing Solutions has seen a continued switch of clients from traditional list processing to database management and e-mail marketing. Experian continues to gain new data management business from major multi-channel retailers and is now a key supplier to four of the top five retailers in the US.

Experian Interactive increased its sales by 37% during the year excluding acquisitions. In Consumer Direct, which sells credit reports, scores and monitoring services to consumers, the number of subscribers was nearly 2.4m at the year-end, up by over 650,000 during the year. Sales were driven by the move to monthly rather than annual billing, the successful launch in the fourth quarter of Triple Advantage (daily notification of any changes in consumers'

reports from all three credit bureaux) and increased consumer credit awareness. MetaReward, the Internet lead-generation business, which was acquired in November 2003, had an exceptional year with sales doubling on a pro forma basis. This reflects some large, but lower margin, client contracts.

FARES, the 20%-owned real estate information associate, had another strong year, with profits of $63.8m broadly equivalent to last year's $63.2m, despite rising interest rates. FARES benefited from the synergies resulting from its acquisition of Transamerica's tax and flood businesses in October 2003. It continues to make complementary acquisitions and focus efforts on cost reduction to mitigate the expected decline in the mortgage market.

Financial review

Sales from continuing activities in the year were $1,337m, up 19% compared to last year. Corporate acquisitions contributed 8% of this growth, a level that should at least be repeated in 2006 following the acquisition of LowerMyBills.com.

Operating profit from direct businesses was $284.0m, up by 16%. The operating margin declined slightly reflecting the growth of MetaReward (a lower margin business) in the second half and FACTA-related costs not yet fully recouped by the cost recovery charge to clients. With the free credit report required under the FACT Act now available to half of the US population, activity levels and costs are in line with expectations.

The £/$ exchange rate moved substantially during the year from an average of $1.70 in the year to March 2004 to $1.85 in 2005. This reduced reported sales by £65m and operating profit by £17.0m.

Experian International

12 months to 31 March	**2005 £m**	**2004 £m**	**Growth at constant FX**
Sales			
- Continuing activities	**620**	**532**	**17%**
- Discontinued activities	18	51	na
- Total reported	638	583	10%
Operating profit			
- Continuing activities	**128.6**	**107.3**	**20%**
- Discontinued activities	1.5	3.1	na
- Closure costs	-	(7.8)	na
- Total reported	130.1	102.6	27%
Operating margin	20.7%	20.2%	

Experian International, which accounts for about 45% of total Experian sales, had another excellent year, continuing its long record of double-digit sales and profit growth.

Operational review

Sales grew by 17% at constant exchange rates, of which 10% came from acquisitions. There was consistently good growth in the UK and Rest of World.

Credit Information and Solutions increased sales by 8% excluding acquisitions. In the UK, there was continued good growth in business information, with significant gains in market share due to the strength of value-added products. In consumer information, Experian's position in financial services has been enhanced by wins in other sectors including government and telecommunications. In Rest of World, there was excellent growth in business information services in France and in the credit bureaux in Southern Europe. The contract with CCI, the consortium of Spanish banks, has been extended to 2010.

Experian-Scorex, the credit solutions business, saw double-digit growth with particularly strong performances in the UK, Latin America, Spain and emerging markets. It continues to develop and sell new solutions. For example, it is working in the UK with Barclays to optimise targeting of customer communications. In Russia, it has introduced a new collections and debt recovery solution for its clients.

Marketing Information and Solutions grew sales by 9% excluding acquisitions. This was driven by strong growth in many areas including: UK business-to-business marketing; insurance; online data cleansing; e-mail marketing; Business Strategies (micromarketing and economic forecasting) and from operations in Southern Europe. Following its acquisition in October 2004, QAS, the leading supplier of address management software in the UK, has delivered to the acquisition plan. QAS has won significant private and public sector contracts in the past six months and launched Intact from QAS, a jointly developed solution with Experian, that makes available online data cleansing services to its 7,500 UK clients.

Focused now entirely in France, Outsourcing sales grew by 7% excluding acquisitions. This was fuelled by increased volumes and contract wins, such as Cegetel, in back office processing and card processing.

Acquisitions continue to be a key driver of growth in Experian International, leveraging its existing assets and skills. During the year it has acquired several companies, often small, that have brought it new products (such as ISL, providing analytics and models to the insurance sector), or strengthened its presence in more countries (such as Business Strategies micromarketing in Scandinavia, China and Hong Kong). Acquisitions completed in 2005 are expected to contribute over 10% to sales in the first half of 2006.

Financial review

Excluding discontinued activities, sales at Experian International increased by 17% at constant exchange rates. This is despite one large card issuer moving its UK account processing in-house from Experian from the second quarter of the financial year 2005.

Operating profit from continuing activities at £128.6m increased by 20% at constant rates. This resulted in a 50 basis point improvement in the operating margin, reflecting the high level of sales growth and resulting operating leverage.

BURBERRY

GUS has a 66% stake in Burberry Group plc. The following summarises the latter's preliminary announcement released on 24 May 2005.

12 months to 31 March	2005 £m	2004 £m	Growth at constant FX
Sales	**715**	**676**	**10%**
Operating profit	**165.7**	**141.2**	**21%**
Operating margin	23.2%	20.9%	
Operating cash flow	144	155	
At 31 March Number of retail locations	157	145	

Burberry delivered a strong performance for the year to 31 March 2005, growing sales by 10% and operating profit by 21% at constant exchange rates. Burberry made good progress on its strategic and operational priorities. The performance reflects the balance and diversity of Burberry's operations across products, channels and regions.

Burberry saw good growth across retail, wholesale and licensing. At constant exchange rates, retail sales increased by 8%, driven by the opening of five new stores and seven concessions during the year, as well as the refurbishment of several key stores including San Francisco, Boston and Paris. Burberry plans to increase its net selling space by approximately 8% in 2006.

Wholesale revenue in the year increased by 9% at constant exchange rates. Based upon orders received to date for the Autumn/Winter 2005 season, Burberry expects broadly flat wholesale revenue in the first half of this financial year.

Licensing revenue increased by 19% in the year at constant exchange rates, driven by strong gains from global product licensees, including watches and fragrance. During the year, Burberry finalised plans with respect to its non-apparel licences in Japan, which should enable it better to take advantage of the long-term opportunity in Japan's substantial luxury market.

Operating margin increased by over 200 basis points, as gross margin grew from 57.9% to 59.3% (due to pricing and sourcing gains and a higher proportion of revenue from licensing) and expense efficiency gains. Exchange rate movements reduced reported sales by £24m and operating profit by £4.9m in the year.

Burberry is launching a major programme to redesign its business processes and systems, creating a substantially stronger platform to support its long-term operation and growth. Over the next three years, Burberry expects to invest approximately £50m in capital expenditures and associated expenses, with approximately £18m invested in 2006. In its third year, the programme is expected to generate over £20m annually in savings.

LEWIS GROUP

Following the sale of its remaining 50% stake on 19 May 2005, GUS no longer has a holding in Lewis. It is now treated as a discontinued operation. The following summarises Lewis' preliminary announcement released on 16 May 2005.

12 months to 31 March	2005 £m	2004 £m	Growth at constant FX
Sales	**187**	**160**	**11%**
Operating profit	**55.4**	**43.5**	**21%**
Operating margin	29.6%	27.2%	
At 31 March			
Number of stores			
- Lewis	400	400	
- Best Electric	58	47	
- Lifestyle Living	17	18	

The above figures are prepared under UK GAAP, while the Lewis Group announcement has been prepared under South African GAAP.

Lewis Group, a leading retailer in southern Africa, sells furniture, household and electrical goods mainly on credit. There was further significant success during the year in its focus on the key strategic business initiatives of:

- increasing sales from existing stores and expanding the store base;
- driving operational efficiencies; and
- delivering on its customer-focused business model, which is based on convenience, choice, credit and loyalty.

Sales increased by 11% in rand, reflecting a positive retail environment and Lewis' own initiatives. The trading environment in South Africa is one of the most positive experienced in the past three decades. Consumer confidence and expenditure have been stimulated by a decline in interest rates, in income tax and in above-inflation wage increases. Lewis is also benefiting from the rapid growth of the emerging middle class and the related increase in spending power of this group, Lewis' main target market.

Merchandise sales were up 14% (10% on a like-for-like basis), with strong growth in furniture, electronic and white goods. Lewis had success in both the competitively priced branded merchandise as well as in its upgraded own-brand ranges now available in 130 stores. Insurance premiums and finance charges earned grew only marginally due to the higher proportion of cash sales (25% compared to 18%) and lower interest rates.

Operating profit increased by 21% in rand, with operating margin expanding by a further 240 basis points. This reflects strong sales growth, operating efficiencies, a further improvement in the quality of the debtors' book (driven by efficient collection procedures and advanced credit risk systems) and tight control on costs throughout the business.

The rand strengthened from an average rate of £1=R12.05 in 2004 to an average of R11.47 in 2005. This increased reported sales by £9m and operating profit by £2.7m in the year.

INTEREST COSTS

At £26m, interest costs were £28m lower than last year, with the reduction occurring mainly in the first half. This principally reflects the benefits from selling the Group's share of its property joint venture (£14m benefit), a further 11.5% stake in Burberry (£7m benefit) and the Home shopping businesses (£5m benefit) during the previous financial year. Interest on the proceeds of the sale of Lewis shares in September 2004 contributed a further £4m benefit. Funding costs charged against ARG FS operating profit were also £6m higher. The impact of the share buyback was a £3m cost, the majority of which fell into the second half of the year.

EXCEPTIONAL ITEMS

12 months to 31 March	2005 £m	2004 £m
Net profit on disposal of Lewis shares	20	-
Net profit on disposal of Burberry shares	4	159
Loss on sale of Home shopping and Reality	(27)	(43)
Loss on sale of other businesses	(7)	(58)
Total	**(10)**	**58**

The only costs treated as exceptional items are those associated with the disposal or closure of businesses. All other restructuring costs have been charged against operating profit in the divisions in which they were incurred.

A profit of £20m was recorded on the sale of shares in Lewis via an Initial Public Offering in September 2004. There was an additional exceptional profit of £4m in respect of Burberry share sales. These profits were partly offset by losses associated with other businesses sold during the year (£7m), principally in Experian International.

Following the sale of the Home shopping and Reality businesses in May 2003, the completion statements have been agreed. Although there is an increased loss on disposal of £27m, reflecting an adjustment to the estimated £800m of assets sold, this has no net impact on the cash still due to GUS (£140m receivable in May 2006).

TAX RATE

The Group's effective tax rate for the year was 24.3%, based on profit before amortisation of goodwill and before profits and losses on sale of businesses. This compares to 23.4% last year. For 2006, we expect the tax rate to increase by about 2% under UK GAAP, mainly affected by our current understanding of recent proposed changes in UK tax legislation.

SHARE BUYBACK PROGRAMME

The £200m share buyback announced in May 2004 has been completed, with GUS buying 22m shares at an average price of 897p. For the purpose of calculating basic EPS, the weighted average number of shares in issue for 2005 was 1,000m. This falls to 985m in 2006, assuming no further change in the number of shares issued.

Following post-balance sheet acquisitions and disposals, there are no current plans for further share buybacks. However, the Board will continue to review the possibility of returning surplus funds to shareholders, while at the same time ensuring that the interests of bondholders and lenders are protected by maintaining a strong balance sheet.

CASH FLOW AND NET DEBT

The Group's free cash flow for the year was £374m, similar to that of the previous year (2004: £354m). Within this, capital expenditure increased to £390m (2004: £306m) and there was a further working capital outflow of £167m (2004: £273m). Free cash flow was used to fund acquisitions of £181m, dividends of £281m, GUS and Burberry share repurchases of £222m and special pension contributions of £76m. After disposal proceeds of £103m, net cash outflow for the year was £283m.

After the positive impact of exchange rates (£56m), net debt on the GUS balance sheet at 31 March 2005 increased by £227m to £1,427m, up from £1,200m at 31 March 2004.

PENSIONS

As previously disclosed, GUS' two UK defined benefit pension schemes had modest deficits at 31 March 2004. To improve the funding of these schemes, the Group again made voluntary special contributions, which totalled £76m in March 2005 (2004: £100m). The contributions should marginally increase earnings per share in the current financial year and beyond.

The Group continues to report pension costs under SSAP 24. Under FRS 17, the deficit at 31 March 2005 for all retirement benefit schemes is £78m, net of tax relief. This is after taking into account the special contributions. It should be noted that the deficit is less than 1% of the Group's market capitalisation and can prudently be resolved over a period of time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

It is now mandatory for the consolidated financial statements of all European Union listed companies to be reported in accordance with International Financial Reporting Standards (IFRS) for periods commencing on or after 1 January 2005.

The move to IFRS will not change how the Group is managed and will have no impact on cash flow. It will, however, be likely to lead to increased volatility in the profit and loss account and balance sheet, with the presentation of the financial statements also affected.

The Group is now prepared for the adoption of IFRS. The greatest impact on net assets and profit is likely to come from changes to the accounting treatment of goodwill amortisation and impairment, other intangibles, share-based remuneration, pension costs, financial instruments, tax and deferred tax.

GUS intends to issue an unaudited statement covering its results for the year to 31 March 2005 under IFRS on 14 June 2005. The financial statements for the year to 31 March 2006 will be reported under IFRS, as will the interim results for the six months to 30 September 2005.

APPENDIX

1. Divisional cash flow

Year to 31 March 2005

£m	Operating profit	Depreciation	Capital spend	Change in working capital	Operating cash flow
ARG	422	132	(237)	(263)	54
Experian	318	104	(109)	(4)	309
Burberry	166	24	(34)	(12)	144
Other	31	14	(10)	112	147
Total Group	**937**	**274**	**(390)**	**(167)**	**654**
Interest					(42)
Taxation					(238)
Free cash flow					**374**
Acquisitions					(181)
Divestments					103
Dividends					(281)
Share repurchases – GUS					(200)
Share repurchases – Burberry					(22)
Special pension contributions					(76)
Net cash outflow					**(283)**

Year to 31 March 2004[1]

£m	Operating profit	Depreciation	Capital spend	Change in working capital	Operating cash flow
ARG	415	117	(159)	(329)	44
Experian	282	119	(102)	(1)	298
Burberry	141	29	(29)	14	155
Other	42	11	(16)	44	81
Total Group	**880**	**276**	**(306)**	**(272)**	**578**
Interest					(48)
Taxation					(176)
Free cash flow					**354**
Acquisitions					(164)
Divestments					869
Dividends					(244)
Special pension contributions					(100)
Net cash inflow					**715**

1 Restated for UITF Abstract 38

2. Additional information on Experian

Reported sales for Experian North America

12 months to 31 March	**2005 $m**	**2004 $m**	**Underlying change[1]**
Credit			
- Information	554	540	2%
- Solutions	130	102	21%
Total	684	642	5%
Marketing			
- Information	160	140	18%
- Solutions	197	164	(3%)
Total	357	304	6%
Interactive[2]	296	182	37%
Continuing activities	**1,337**	**1,128**	**11%**
Discontinued activities[3]	-	64	
Total sales	**1,337**	**1,192**	

1 Excluding corporate acquisitions
2 Includes Consumer Direct and MetaReward for 2005. Going forward, it will also include LowerMyBills.com and Affiliate Fuel.
3 Discontinued activities in 2005 will be restated to include the disposal of NuEdge and Real Estate Solutions. See Appendix 3 for details.

Reported sales for Experian International

12 months to 31 March	**2005 £m**	**2004 £m**	**Underlying change[1]**
Credit			
- Information	158	141	10%
- Solutions	189	180	5%
Total	347	321	8%
Marketing			
- Information	72	61	13%
- Solutions	69	37	2%
Total	141	98	9%
Outsourcing	138	117	7%
Eliminations	(6)	(4)	
Continuing activities	**620**	**532**	**7%**
Discontinued activities[2]	18	51	
Reported sales	**638**	**583**	

1 Excluding acquisitions and at constant exchange rates
2 Discontinued activities in 2004 restated to reflect disposal of UK print and mail and French call centres. See Appendix 3 for details.

3. Experian continuing activities

As reported in May 2004, Experian was analysed between continuing and discontinued activities in the year to 31 March 2004. Discontinued activities were North American lettershops, Italian call centres, cheque printing in France, business process outsourcing in Holland and UK contact centres. Closure costs relating to the UK contact centres were also separately identified.

As reported in November 2004, two small additional Outsourcing activities (UK print and mail and French call centres) were sold. These were then classified as discontinued activities, reducing Experian International sales and profit from continuing activities by £18m and £1.5m respectively in the year to 31 March 2004.

Towards the end of the year to 31 March 2005, Experian North America sold two further businesses, NuEdge and Real Estate Solutions. Their combined sales and loss was £12m and £0.1m respectively, which is included in continuing activities for the year to 31 March 2005 as reported in these preliminary results.

Future Trading Updates in 2006 and beyond will report sales growth for continuing activities only. They will exclude NuEdge and Real Estate Solutions.

The split of sales and profit for continuing activities by half is given below:

Sales

£m	FY 2005		
	First half	Second half	Full year
North America	341	371	712
International	283	337	620
Total continuing activities	**624**	**708**	**1,332**
North America	7	5	12
International	14	4	18
Total discontinued activities	21	9	30
Total reported	645	717	1,362

Operating profit

£m	FY 2005		
	First half	Second half	Full year
North America	90.9	97.4	188.3
International	60.6	68.0	128.6
Total continuing activities	**151.5**	**165.4**	**316.9**
North America	(0.2)	0.1	(0.1)
International	1.4	0.1	1.5
Total discontinued activities	1.2	0.2	1.4
Total reported	152.7	165.6	318.3

GUS plc
GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2005

		2005 Before Exceptional Items £m	2005 Exceptional Items (Note 2) £m	2005 Total £m	2004 £m
Turnover		**7,787**	**-**	**7,787**	7,548
Continuing operations		**7,600**	**-**	**7,600**	7,119
Discontinued operations		**187**	**-**	**187**	429
Cost of sales		**(4,357)**	**-**	**(4,357)**	(4,273)
Gross profit		**3,430**	**-**	**3,430**	3,275
Net operating expenses before amortisation of goodwill		**(2,538)**	**(5)**	**(2,543)**	(2,463)
Amortisation of goodwill		**(207)**	**-**	**(207)**	(193)
Net operating expenses		**(2,745)**	**(5)**	**(2,750)**	(2,656)
Operating profit		**685**	**(5)**	**680**	619
Continuing operations		**630**	**1**	**631**	575
Discontinued operations		**55**	**(6)**	**49**	44
Share of operating profit of BL Universal PLC (joint venture) – discontinued operations		**-**	**-**	**-**	18
Share of operating profit of associated undertakings – continuing operations		**44**	**-**	**44**	46
Trading profit		**729**	**(5)**	**724**	683
Profit on Initial Public Offering of Lewis – discontinued operations		**-**	**26**	**26**	-
Profit on disposal of shares in Burberry – continuing operations		**-**	**3**	**3**	157
Disposal of home shopping and Reality businesses – discontinued operations		**-**	**(27)**	**(27)**	(36)
Loss on sale of interest in BL Universal PLC – discontinued operations		**-**	**-**	**-**	(5)
Loss on sale of other businesses – continuing operations		**-**	**(7)**	**(7)**	(53)
Profit on ordinary activities before interest		**729**	**(10)**	**719**	746
Net interest		**(26)**	**-**	**(26)**	(54)
Profit on ordinary activities before taxation		**703**	**(10)**	**693**	692
Tax on profit on ordinary activities (Note 3)	- UK			**(167)**	(140)
	- Overseas			**(54)**	(52)
				(221)	(192)
Profit on ordinary activities after taxation				**472**	500
Equity minority interests				**(49)**	(27)
Profit for the financial year				**423**	473
Dividends				**(293)**	(271)
Retained profit for the financial year				**130**	202
Profit before amortisation of goodwill, exceptional items and taxation - £m				**910**	827
Earnings per share (Note 4)	- Basic			**42.3p**	47.4p
	- Diluted			**41.7p**	47.0p
Earnings per share before amortisation of goodwill and exceptional items (Note 4)	- Basic			**63.8p**	60.7p
	- Diluted			**63.0p**	60.1p
Dividend per share	- Interim			**9.0p**	8.0p
	- Final			**20.5p**	19.0p
	- Total			**29.5p**	27.0p

GUS plc
GROUP BALANCE SHEET
at 31 March 2005

	2005	2005	2004	2004 (Restated) (Note 1)
	£m	£m	£m	£m
Fixed assets				
Intangible assets - goodwill		2,333		2,338
Intangible assets - other		159		159
Tangible assets		1,168		1,038
Investments		114		103
		3,774		3,638
Current assets				
Stocks		1,017		823
Debtors - due within one year	1,152		1,088	
- due after more than one year	583	1,735	540	1,628
Investments		31		101
Cash at bank and in hand		347		524
		3,130		3,076
Creditors				
Amounts due within one year		(1,983)		(2,221)
Net current assets		1,147		855
Total assets less current liabilities		4,921		4,493
Creditors – amounts due after more than one year		(1,750)		(1,433)
Provisions for liabilities and charges		(101)		(89)
Net assets		3,070		2,971
Capital and reserves				
Called up share capital		254		254
Share premium account		69		35
Revaluation reserve		36		40
Profit and loss account		2,451		2,482
Total equity shareholders' funds		2,810		2,811
Equity minority interests		260		160
Capital employed		3,070		2,971

GUS plc
GROUP CASH FLOW STATEMENT
for the year ended 31 March 2005

	2005 £m	2004 (Restated) (Note 1) £m
Cash flow from operating activities		
Operating profit	**680**	619
Depreciation and amortisation charges	**481**	469
Charge in respect of share incentive schemes	**38**	15
Increase in working capital	**(283)**	(376)
	916	727
Dividends received from associated undertakings	**26**	45
Returns on investments and servicing of finance	**(42)**	(48)
Taxation	**(238)**	(176)
Capital expenditure	**(390)**	(306)
Financial investment (including nil (2004 £82m) in respect of discontinued operations)	**(11)**	50
Acquisition of subsidiaries	**(176)**	(132)
Disposal of subsidiaries and joint venture (including £105m (2004 £558m) in respect of discontinued operations)	**106**	779
Equity dividends paid to shareholders	**(281)**	(244)
Net cash (outflow)/inflow before management of liquid resources and financing	**(90)**	695
Management of liquid resources	**74**	5
Financing - issue of shares	**35**	31
- net purchases of own shares	**(206)**	(6)
- buyback of shares in Burberry Group plc	**(22)**	-
- change in debt and lease financing	**113**	(534)
(Decrease)/increase in net cash	**(96)**	191

Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
(Decrease)/increase in net cash	**(96)**	191
Cash (inflow)/outflow from movement in debt and lease financing	**(113)**	534
Cash inflow from movement in liquid resources	**(74)**	(5)
Movement in net debt resulting from cash flows	**(283)**	720
New finance leases	**-**	(2)
Investments transferred from current to fixed assets	**-**	(3)
Exchange movements	**56**	179
Movement in net debt	**(227)**	894
Net debt at beginning of year	**(1,200)**	(2,094)
Net debt at end of year	**(1,427)**	(1,200)

GUS plc
DIVISIONAL ANALYSIS
for the year ended 31 March 2005

	Turnover		Profit before taxation	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Argos Retail Group				
Continuing operations:				
Argos	**3,652**	3,384	**309.6**	297.4
Homebase	**1,580**	1,483	**91.8**	102.2
Financial Services	**81**	60	**0.2**	(5.5)
Wehkamp	**222**	235	**19.9**	21.4
	5,535	5,162	**421.5**	415.5
Discontinued operations	**-**	269	**-**	-
	5,535	5,431	**421.5**	415.5
Experian				
Experian North America	**724**	703	**188.2**	179.6
Experian International	**638**	583	**130.1**	102.6
	1,362	1,286	**318.3**	282.2
Burberry	**715**	676	**165.7**	141.2
Lewis – discontinued operations	**187**	160	**55.4**	43.5
Property – discontinued operations	**-**	-	**-**	18.0
Central activities	**-**	6	**(24.1)**	(19.9)
	7,799	7,559	**936.8**	880.5
Inter-divisional turnover (principally Experian)	**(12)**	(11)		
	7,787	7,548		
Net interest			**(26.4)**	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	826.6
Amortisation of goodwill			**(207.3)**	(192.6)
Exceptional items (Note 2)			**(10.0)**	58.3
Profit before taxation			**693.1**	692.3

The profit of Argos for the year ended 31 March 2005 is after charging £16.2m in respect of the OFT fine. The profit of Homebase for the year ended 31 March 2005 is after charging £18.3m in respect of reorganisation costs.

The profit of Financial Services is after deducting funding costs.

On 19 May 2005, the Group announced the sale of its remaining interest in Lewis Group Limited and accordingly its results have been classified as discontinued.

The profit of the Property division, in the year ended 31 March 2004, represented the Group's share of the operating profit of BL Universal PLC up to the date of its sale on 17 November 2003.

Amortisation of goodwill includes £127m (2004 £127m) relating to Argos Retail Group, £73m (2004 £59m) relating to Experian and £7m (2004 £7m) relating to Burberry.

GUS plc
GEOGRAPHICAL ANALYSIS
for the year ended 31 March 2005

	Turnover by origin		Profit before taxation	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
United Kingdom & Ireland	**5,890**	5,741	**572.9**	553.7
Continental Europe	**668**	676	**79.7**	65.3
North America	**882**	859	**200.6**	198.1
Rest of World	**347**	272	**83.6**	63.4
	7,787	7,548	**936.8**	880.5
Net interest			**(26.4)**	(53.9)
Profit before amortisation of goodwill, exceptional items and taxation			**910.4**	826.6
Amortisation of goodwill			**(207.3)**	(192.6)
Exceptional items (Note 2)			**(10.0)**	58.3
Profit before taxation			**693.1**	692.3

GUS plc
STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2005

	2005 £m	2004 £m
Profit for the financial year	**423**	473
Revaluation of properties	**-**	3
Currency translation differences	**7**	33
Total recognised gains for the year	**430**	509

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS' FUNDS
for the year ended 31 March 2005

		2005 £m	2004 £m
Profit for the financial year		**423**	473
Dividends	- Interim	**(90)**	(80)
	- Final	**(203)**	(191)
		130	202
Goodwill credited to reserves on disposal of subsidiary undertakings		**-**	35
Shares issued under share option schemes		**34**	31
Shares cancelled on purchase		**(30)**	-
Purchase of own shares including treasury shares		**(176)**	(6)
Credit in respect of share incentive schemes		**34**	14
Revaluation of properties		**-**	3
Currency translation differences		**7**	33
Net change in shareholders' funds		**(1)**	312
Opening shareholders' funds		**2,811**	2,543
		2,810	2,855
Prior year adjustment – UITF 38 (Note 1)		**-**	(44)
Closing shareholders' funds		**2,810**	2,811

ANALYSIS OF GROUP NET DEBT
at 31 March 2005

	2005 £m	2004 £m
Cash and other liquid resources	**290**	460
Debt due within one year	**(35)**	(334)
Finance leases	**(8)**	(12)
Debt due after more than one year	**(1,674)**	(1,314)
Net debt at end of year	**(1,427)**	(1,200)

1. Basis of preparation

The financial information set out in this announcement does not constitute the Group's statutory financial statements for the year ended 31 March 2005 but is taken from those financial statements, which have received an unqualified report by the auditors and will be delivered to the Registrar of Companies.

The provisions of UITF Abstract 37 'Purchases and sales of own shares' have been adopted by the Group with effect from 1 April 2004. The Group completed a £200m share buy-back programme during the year and shares costing £30m have been cancelled. The remaining £170m of shares repurchased are held as treasury shares and are deducted from the profit and loss account reserve and net assets.

The provisions of UITF Abstract 38 'Accounting for ESOP trusts' have been adopted by the Group with effect from 1 April 2004. These supersede UITF Abstract 13 and require own shares held by the Company to be deducted in arriving at shareholders' funds. The effect of this change is to reduce the profit and loss account reserve and therefore net assets at 31 March 2005 by £8m. Comparative figures have been restated and the effect is to reduce the profit and loss account reserve and net assets by £36m at 31 March 2004, including a movement arising in the year ended 31 March 2004 of £8m. As a consequence of the adoption of UITF 38, cash flows in respect of own shares are now all reported as financing cash flows and the comparative figures in the cash flow statement have been restated.

The provisions of UITF 38 also amend the requirements of UITF 17 concerning the recognition of the cost of employee share incentive schemes. This amendment has no material effect on profit before taxation in either the current or prior years.

The results included for Homebase in the current year are for the twelve months ended 28 February as Homebase prepares its financial statements to the end of February to avoid distortions relating to the timing of Easter and related promotions and trading patterns.

2. Exceptional items

Exceptional items comprise:	**2005 £m**	2004 £m
Continuing operations		
Disposal of shares in Burberry	**3**	157
Income in respect of employee share schemes in connection with the disposal of shares in Burberry*	**1**	2
	4	159
Restructuring costs incurred by Argos Retail Group following the disposal of home shopping and Reality businesses*	**-**	(7)
Loss on sale of other businesses	**(7)**	(53)
	(7)	(60)
Exceptional (charge)/profit in respect of continuing operations	**(3)**	99
Discontinued operations		
Profit on Initial Public Offering of Lewis	**26**	-
Charge in respect of employee share schemes in connection with the Initial Public Offering of Lewis*	**(6)**	-
	20	-
Disposal of home shopping and Reality businesses	**(27)**	(36)
Disposal of interest in BL Universal PLC (joint venture)	**-**	(5)
Exceptional charge in respect of discontinued operations	**(7)**	(41)
Total exceptional (charge)/profit	**(10)**	58

*Aggregated to a net exceptional charge of £5m (2004 £5m) within Trading profit.

The income in respect of Burberry shares in the year arises from the exercise or lapse of awards under executive share schemes. The profit on the disposal of shares, in the year ended 31 March 2004, related to the sale of 11.5% of the ordinary share capital of Burberry Group plc on 19 November 2003. This profit comprised the excess of sale proceeds, less costs, over the related portion of net assets disposed of at that date.

The loss on the sale of other businesses was principally in respect of the sales by Experian International of two small non-core businesses. The loss on sale of other businesses, in the year ended 31 March 2004, was principally in respect of the sale by Experian North America of its Outsourcing activities and included a charge of £24m in respect of goodwill previously written off to reserves.

The Initial Public Offering of 46% of the ordinary share capital of Lewis Group Limited, GUS' South African Retailing business, on the JSE Securities Exchange South Africa was priced on 29 September 2004 and trading in the shares commenced on 4 October 2004. The associated exceptional profit comprises the excess of the flotation proceeds, less costs, over the related portion of net assets disposed of at 29 September 2004 and the cost of share schemes designed to secure the retention of key employees.

The disposal of the home shopping and Reality businesses took place in May 2003. The provision for loss on disposal charged in the year ended 31 March 2003 represented the difference between the sale proceeds of £590m and the net assets disposed of which were estimated to be £800m. The further charge in the year ended 31 March 2004 related to professional fees and other costs associated with the transaction, including a pension charge of £3m, and a charge of £11m in respect of goodwill previously written off to reserves. Following agreement of the completion statements and the settlement of certain warranty claims, a further charge of £27m has been made in the year ended 31 March 2005 reflecting full and final settlement of all claims that have arisen from the disposal of these businesses.

The disposal of the 50% equity stake in the property joint venture BL Universal PLC was announced on 17 November 2003. The associated exceptional item, in the year ended 31 March 2004, comprised the deficit of sale proceeds, less costs, over the related portion of net assets at that date.

3. Taxation

The effective rate of tax on profit before amortisation of goodwill, profit on the disposal of shares in Lewis and Burberry and loss on sale of other businesses has increased from 23.4% to 24.3%.

4. Basic and diluted earnings per share

	2005 pence	2004 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**63.8**	60.7
Effect of amortisation of goodwill	**(20.5)**	(19.1)
Effect of exceptional items	**(1.0)**	5.8
Basic earnings per share	**42.3**	47.4

The calculation of basic earnings per share is based on profit for the year of £423m (2004 £473m) divided by the weighted average number of Ordinary shares in issue of 1,000.1m (2004 998.0m). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £638m (2004 £606m):

	2005 £m	2004 £m
Earnings before amortisation of goodwill and exceptional items	**638**	606
Effect of amortisation of goodwill	**(205)**	(191)
Effect of exceptional items	**(10)**	58
Profit for the financial year	**423**	473

	2005 m	2004 m
Weighted average number of Ordinary shares in issue during the year*	**1,000.1**	998.0
Dilutive effect of share incentive awards outstanding	**12.6**	9.1
Diluted weighted average number of Ordinary shares in issue during the year	**1,012.7**	1,007.1

*Excluding own shares held

The diluted earnings per share amount to 41.7p (2004 47.0p) and diluted earnings per share before amortisation of goodwill and exceptional items amount to 63.0p (2004 60.1p). The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of awards under employee share incentive schemes.

5. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2005	2004	**2005**	2004
US dollar	**1.85**	1.70	**1.88**	1.84
Euro	**1.47**	1.44	**1.45**	1.50
South African rand	**11.47**	12.05	**11.76**	11.55

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

6. Dividend

The final dividend will be paid on 5 August 2005 to shareholders on the Register at the close of business on 8 July 2005.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director Shareholding Released: 01/06/2005

RNS Number:0314N

On 1 June 2005, Abacus Corporate Trustee Limited purchased 400,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 853.591pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company."

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director Shareholding Released: 02/06/2005

RNS Number:1057N

On 2 June 2005, Abacus Corporate Trustee Limited purchased 300,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 853.47pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company."

Exemption no
82 5017



GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

Ref: PGC/020605dirs

2 June 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	757487
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

See attached announcement

GUS plc
("THE COMPANY")

GRANT OF SHARE OPTIONS TO DIRECTORS

The Company has granted options in respect of its Ordinary shares of 25p each to the following directors:

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
John Peace	31 May 2005	31 May 2008 to 30 May 2015	Nil	93,768	£8.585
Terry Duddy	31 May 2005	31 May 2008 to 30 May 2015	Nil	82,702	£8.585
Don Robert	31 May 2005	31 May 2008 to 30 May 2015	Nil	74,334	£8.585
David Tyler	31 May 2005	31 May 2008 to 30 May 2015	Nil	58,241	£8.585

Following this notification, options are held by directors over 1,854,853 shares in the Company.

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 31 May 2005 to the above directors under the terms of The GUS plc Performance Share Plan by reference to a price of £8.585 per share. The awards are subject to performance conditions and the maximum numbers of shares which could vest in the case of each of these directors in respect of this award are as follows:-

Name of director	Maximum number of shares
John Peace	93,768
Terry Duddy	82,702
Don Robert	74,334
David Tyler	58,241

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 1,082,737 Ordinary shares of 25p in the Company.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director Shareholding Released: 06/06/2005

RNS Number:2135N

On 6 June 2005, Abacus Corporate Trustee Limited purchased 600,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 853.1167pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company."

Exemption number 82-5017
RNS announcements

REG-GUS PLC Director Shareholding Released: 07/06/2005

RNS Number:2775N

On 7 June 2005, Abacus Corporate Trustee Limited purchased 400,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 855.6197pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company."

Comm... No 82 5017

GUS

Ref: PGC/ann070605a

7 June 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	973626
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

GUS plc
("THE COMPANY")

DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN

In June 2002 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, on 6 June 2005, the following transactions in the Company's ordinary shares of 25p each took place:

Name of director	Plan shares released	Plan shares sold after release *	Plan shares retained	Number of Ordinary shares now held
John Peace	99,540	50,894	48,646	342,800
Terry Duddy	80,398	33,030	47,368	198,892
David Tyler	58,192	23,907	34,285	217,178

* The sale of shares took place at a price of 853.1167p per share. In the case of Terry Duddy and David Tyler, the sale was made to satisfy the UK tax and national insurance liabilities falling due on the vesting of their awards. In the case of John Peace, a further 10,000 shares were sold over and above those required to be sold to satisfy the UK tax and national insurance liabilities.



Ref: PGC/ann070605a

7 June 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	867678
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

On 6 June 2005, the Company was advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust, had transferred 252,235 Ordinary shares of 25p each in the Company to a nominee on behalf of participants of GUS plc's share plans.

Directors of the Company are potential beneficiaries of this ESOP and accordingly this transfer is deemed to reduce their interests in the Ordinary share capital of the Company.